United States securities and exchange commission logo





                            July 15, 2022

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       5th Floor, Distrii Center, Silver Court
       No. 218 Xizang South Road, Huangpu District, Shanghai 200021
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted June 17,
2022
                                                            CIK No. 0001932470

       Dear Dr. Hu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted June 17, 2022

       Prospectus Summary, page 1

   1. We note the extensive discussion of competitive strengths and statement that you are "one of the fastest-growing
work solutions providers." Please revise to provide balanced disclosure regarding
your prospects and risks. For example, please include disclosure of the company's
dependence on the proceeds of the offering to meet working capital requirements, to the
extent accurate. To the extent that you cite strengths in your summary, please review
each one and revise as necessary to provide balanced
                                                        information, rather
than listing generalized risk factors at the end of this section.
 Jing Hu
FirstName  LastNameJing Hu
AgiiPlus Inc.
Comapany
July       NameAgiiPlus Inc.
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
2. Please revise to provide the basis for your page 4 statement that "the operations of
         AgiiPlus' PRC subsidiaries are not restricted or limited by PRC laws and regulations for foreign investment."
3. Please revise to provide the basis for your page 6 statement of belief that each of AgiiPlus
         and AgiiPlus    PRC subsidiaries is currently not required to obtain
any permission or
         approval.
4. Please revise the page 18 discussion of the Class B shares and where appropriate to address the extent to which the Class B shareholders will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Similarly, to the extent appropriate disclose:
             that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest,
             the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval,
              and
             any sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfers of shares would require conversion of high-vote shares.
5. We note the statement that AgiiPlus, "through its subsidiaries, has created an integrated platform connecting onsite workspaces and digital services through technology." We also note the disclosure indicating that the entity operating Maxoffice agreed to offer online platform services and other types of services to Shanghai Huiying as a third-party service provider. Please revise to clearly indicate which products and services you provide and which are provided by third parties. In this regard, with a view to disclosure, please advise us of the approximate percentage of your revenues provided by former
         VIEs.
Risk Factors, page 19

6. Please revise the first risk factor on page 49 to discuss, if true, that the high-vote Class B shares will result in you being considered a "controlled company" under applicable listing standards. Please provide similar disclosure on the Cover Page and Prospectus Summary.
Enforcement of Civil Liabilities, page 63

7. Please revise this section to clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, please revise the risk factor on page 53 to clearly disclose those officers and directors that
 Jing Hu
AgiiPlus Inc.
July 15, 2022
Page 3
       are located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.
Corporate History and Structure, page 65

8. We note the agreement with Shanghai Huiying for use of the Maxoffice website under the
       Tangtang brand in consideration for payments to Shanghai Zhiban for services fees
       "actually incurred." We also note your comment 1 response in your transmittal letter dated June 17, 2022. Please revise to clarify the nature of the services and quantify the approximate amount of fees that have been paid. Additionally, please revise to clarify the extent to which the Maxoffice employees, including Mr. Yong Ni, are now solely your employees.
Management's Discussion and Analysis, page 67

9. We note your page 2 and page 92 disclosure that the growth of the work solution industry was "slightly hindered" by the COVID-19 pandemic in 2020 and 2021. Please revise here and where appropriate to further clarify in qualitative and quantitative terms the impact of
       COVID-19 on your operations. Please also revise to further explain the measures
       AgiiPlus "timely adopted" in response to the challenges brought by the pandemic.
10. We note the forecasted net income as set forth on page 32 of the slide deck filed by
       Goldenbridge Acquisition Limited under Form 8-K on November 5, 2021. It appears your actual net income for the Year Ended December 31, 2021 was approximately 17% below forecast. It also appears your actual revenues and other metrics were also significantly below forecast. Please update your discussion of material events and uncertainties and
       further clarify the company   s financial position and further risks to
the business operations
       and liquidity in light of these circumstances. See Item 303(a) of Regulation S-K. In addition, please revise to update your forward-looking disclosures throughout the filing to the extent they are based on the forecasts.
       You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameJing Hu
                                                             Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                             Office of Real
Estate & Construction
July 15, 2022 Page 3
cc:       Guillaume de Sampigny
FirstName LastName